_



              Automatic Self Administered YRT Reinsurance Agreement

                                     between

                       American National Insurance Company

                      One Moody Plaza, Galveston, TX 77550

                (hereinafter referred to as the "Ceding Company")

                                       and

                       Swiss Re Life & Health America Inc.

                                  Stamford, CT

                  (hereinafter referred to as the "Reinsurer")

                             Effective: June 1, 2003

                                  Treaty #: U24







































                                        1

CREDIT FOR RESERVES.....13

10.1     RESERVE METHODOLOGY AND REPORTING.....13

RETENTION LIMIT CHANGES.....13

RECAPTURE.....13

GENERAL PROVISION.....14

13.1     CURRENCY.....14

13.2     PREMIUM TAX.....14

13.3     MINIMUM CESSION.....14

13.4     INSPECTION OF RECORDS.....14

13.5     FORMS, MANUALS & ISSUE RULES.....15

13.6     GOOD FAITH.....15

DAC TAX.....15

OFFSET.....16

INSOLVENCY.....16

16.1     INSOLVENCY OF A PARTY TO THIS AGREEMENT.....16

16.2     INSOLVENCY OF THE CEDING COMPANY.....16

16.3     INSOLVENCY OF THE REINSURER.....17

ERRORS AND OMISSIONS.....17

DISPUTE RESOLUTION.....17

ARBITRATION.....18

CONFIDENTIALITY.....18

DURATION OF AGREEMENT.....19

EXECUTION.....20

EXHIBITS

A - Retention Limits of the Ceding Company

B - Plans Covered and Binding Limits

C - Forms, Manuals, and Issue Rules

D - Allocation Rules for Placement of Facultative Cases

E - Reinsurance Premiums

F - Conversion Premiums

G - Self-Administered Reporting

H - Application for Facultative Reinsurance Form

I - Contestable Claims Procedures

                                        3

































































The Reinsurer will automatically accept its share of the above-referenced policies up to the limits shown in Exhibit B, provided that: a. the Ceding Company keeps its full retention, as specified in Exhibit A, or otherwise holds its full retention on a life under previously issued inforce policies

b. the Ceding Company applies its normal underwriting guidelines

c. the total of the new ultimate amount of reinsurance required including contractual increases, and the amount already reinsured on that life under this Agreement and all other agreements between the Reinsurer and the Ceding Company, does not exceed the Automatic Binding Limits set out in Exhibit B

d. the amount of life insurance in force in all companies, including any coverage to be replaced plus the amount currently applied for on that life in all companies, does not exceed the Jumbo Limit stated in Exhibit B, and

e. the application is on a life that has not been submitted facultatively to the Reinsurer or any other reinsurer within the last 2 years, unless the reason for any prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement.

2.2 RETAINED AMOUNTS

The Ceding Company may not reinsure the amount it has retained on the business covered under this Agreement, on any basis, without prior notification to the Reinsurer.

FACULTATIVE REINSURANCE

3.1 The Ceding Company may submit any application on a plan or rider identified in Exhibit B to the Reinsurer for its consideration on a facultative basis.

The Ceding Company will apply for reinsurance on a facultative basis by sending to the Reinsurer an Application for Facultative Reinsurance, providing the information outlined in Exhibit H. Accompanying this Application will be copies of all underwriting evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners' reports, attending physicians' statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company also will notify the Reinsurer of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment will be immediately transmitted to the Reinsurer.

After consideration of the Application for Facultative Reinsurance and related information, the Reinsurer will promptly inform the Ceding Company of its underwriting decision. The Reinsurer's offer will expire at the end of 120 days, unless otherwise specified by the Reinsurer.

If the underwriting decision is acceptable, the Ceding Company will notify the Reinsurer in writing of its acceptance of the offer. If any risk is to be submitted to more than one reinsurer for consideration, the Allocation Rules for Placement of Facultative Cases as outlined in Exhibit D will apply.

The relevant terms and conditions of this Agreement will apply to those facultative offers made by the Reinsurer and accepted by the Ceding Company.

                                        5

PREMIUM ACCOUNTING

6.1 PREMIUMS

Reinsurance premium rates for life insurance and other benefits reinsured under this Agreement are shown in Exhibit E. The rates will be applied to the reinsured net amount at risk.

The Ceding Company will pay the Reinsurer the percentages of the premium rates shown in Exhibit E.

6.2 PAYMENT OF PREMIUMS

Reinsurance premiums are payable monthly and in arrears. The Ceding Company will calculate the amount of reinsurance premium due and, within 30 days after the end of the month, will send the Reinsurer a statement that contains the information shown in Exhibit G, showing reinsurance premiums due for that period. If an amount is due the Reinsurer, the Ceding Company will remit that amount together with the statement. If an amount is due the Ceding Company, the Reinsurer will remit such amount within 30 days of receipt of the statement.

6.3 DELAYED PAYMENT

The Remittance Date is defined as 30 days after the end of the reporting period.

6.4 FAILURE TO PAY PREMIUMS

The payment of reinsurance premiums is a condition precedent to the liability of the Reinsurer for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid within 60 days of the Remittance Date, the Reinsurer will have the right to terminate the reinsurance under all policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Ceding Company 30 days written notice of its intention. Such notice will be sent by certified mail.

If all reinsurance premiums in arrears, including any that become in arrears during the 90 day notice period, are not paid before the expiration of the notice period, the Reinsurer will be relieved of all liability under those policies as of the last date to which premiums have been paid for each. Reinsurance on policies on which reinsurance premiums subsequently fall due will automatically terminate as of the last date to which premiums have been paid for each policy, unless reinsurance premiums on those policies are paid on or before their Remittance Dates.

Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within 30 days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon. The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance. The right to terminate reinsurance will not prejudice the Reinsurer's right to collect premiums for the period during which reinsurance was in force prior to the expiration of the 90 days notice.

The Ceding Company will not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article 12, or to transfer the reinsured policies to another reinsurer.

6.5 PREMIUM RATE GUARANTEE

While it is not anticipated that the Reinsurer will raise its 1 the YRT reinsurance rates set out in this sub-section are guaranteed to the extent that in the 2 year and later the Reinsurer reserves the right to increase the premiums for reinsurance but not above the statutory net premium.



























































                                        7

this Agreement. The Reinsurer's approval is required if the original policy was reinsured on a facultative basis or it the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits shown in Exhibit B.

The Ceding Company and the Reinsurer will share the increased amount proportionately. Once the Ceding Company's maximum retention has been reached, the remaining amount will be reinsured on an excess basis.

b. Contractual Increases

For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits shown in Exhibit B.

For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in the Reinsurer's facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

7.3 RISK CLASSIFICATION CHANGES

If the policyholder requests a Table Rating reduction or removal of a Flat Extra, such change will be underwritten according to the Ceding Company's normal underwriting practices. Risk classification changes on facultative policies will be subject to the Reinsurer's approval.

7.4  REINSTATEMENT

If a policy reinsured on an automatic basis is reinstated in accordance with its terms and in accordance with Ceding Company rules and procedures, the Reinsurer will, upon notification of reinstatement, reinstate the reinsurance coverage. If a policy reinsured on a facultative basis is reinstated, the Reinsurer will reinstate the reinsurance coverage upon notification of reinstatement in accordance with Ceding Company rules and procedures.

Upon reinstatement of the reinsurance coverage, the Ceding Company will pay the contractual reinsurance premiums plus accrued interest for the period and at the interest rate which it receives on premiums in arrears.

7.5 NONFORFEITURE BENEFITS

a. Extended Term

If the original policy lapses and extended term insurance is elected under the terms of the policy, reinsurance will continue on the same basis as under the original policy until the expiry of the extended term period.

b. Reduced Paid-up

If the original policy lapses and reduced paid-up insurance is elected under the terms of the policy, the amount reinsured will be reduced.

The amount reinsured and the amount retained will be reduced proportionately. The reinsurance premiums will be calculated in the same manner as reinsurance premiums were calculated on the original policy.

CONVERSIONS EXCHANGES AND REPLACEMENTS

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Ceding Company will promptly notify the Reinsurer. Unless mutually agreed otherwise, policies that





























































                                        9

9.2 PROOFS

The Ceding Company will promptly provide the Reinsurer with proper claim proofs, including a copy of the proof of payment by the Ceding Company, and a copy of the insured's death certificate. In addition, for contestable claims, the Ceding Company will send to the Reinsurer a copy of all papers in connection with the claim, except as provided in Exhibit I.

9.3 AMOUNT AND PAYMENT OF REINSURANCE BENEFITS

As soon as the Reinsurer receives proper claim notice and proof of the claim, the Reinsurer will promptly pay the reinsurance benefits due the Ceding Company. The Ceding Company's contractual liability for policies reinsured under this Agreement is binding on the Reinsurer. However, for claims incurred during the contestable period, if the total amount of reinsurance ceded to all Reinsurers on the policy is greater than the amount retained by the Ceding Company, or if the Ceding Company retained less than its usual retention on the policy, the Ceding Company will consult with the Reinsurer before conceding liability or making settlement to the claimant. The Ceding Company will wait at least 10 days for the Reinsurer's recommendation.

The total reinsurance recoverable from all companies will not exceed the Ceding Company's total contractual liability on the policy, less the amount retained. The maximum reinsurance death benefit payable to the Ceding Company under this Agreement is the risk amount specifically reinsured with the Reinsurer. The Reinsurer will also pay its proportionate share of the interest that the Ceding Company pays on the death proceeds until the date of settlement.

Life benefit payments will be made in a single sum, regardless of the Ceding Company's settlement options.

9.4 CONTESTABLE CLAIMS

The Ceding Company will promptly notify the Reinsurer of its intention to contest, compromise, or litigate a claim involving a reinsured policy in accordance with the procedures shown in Exhibit I. Once notified, the Reinsurer will have 10 days to notify the Ceding Company in writing of its decision to accept participation in the contest, compromise, or litigation. If the Reinsurer has accepted participation, the Ceding Company will promptly advise the Reinsurer of all significant developments in the claim investigation, including notification of any legal proceedings against it in response to denial of the claim.

If the Reinsurer does not accept participation, the Reinsurer will then fulfill its obligation by paying the Ceding Company its full share of the reinsurance amount, and will not share in any subsequent reduction or increase in liability.

If the Reinsurer accepts participation and the Ceding Company's contest, compromise, or litigation results in a reduction or increase in liability, the Reinsurer will share in any such reduction or increase in proportion to its share of the risk on the contested policy.

9.5 CLAIM EXPENSES

The Reinsurer will pay its share of reasonable claim investigation and legal expenses connected with the litigation or settlement of contractual liability claims unless the Reinsurer has discharged its liability pursuant to Section 9.4 above. If the Reinsurer has so discharged its liability, the Reinsurer will not participate in any expenses incurred thereafter.

The Reinsurer will not reimburse the Ceding Company for routine claim and administration expenses, including but not limited to the Ceding Company's home office expenses, compensation of salaried officers and employees, and any legal expenses other than third party expenses incurred by the Ceding Company. Claim investigation expenses do not include expenses incurred by the Ceding Company as a result of a dispute or contest arising out of conflicting claims of entitlement to policy proceeds or benefits.























































                                       11

CREDIT FOR RESERVES

10.1 RESERVE METHODOLOGY AND REPORTING

The parties intend that the Ceding Company will receive full statutory reserve credit in its state of domicile for the insurance risks ceded to the Reinsurer. The parties agree to make all reasonable efforts to ensure that this is accomplished.

The Ceding Company will provide a reserve summary for business reinsured under this agreement to the Reinsurer on an annual basis, along with a detailed description of its reserving assumptions and any changes in these assumptions applicable to each calendar year.

RETENTION LIMIT CHANGES

11.1 If the Ceding Company changes its maximum retention limits as shown in Exhibit A, it will provide the Reinsurer with written notice of the intended changes thirty (30) days in advance of their effective date.

A change to the Ceding Company's maximum retention limits will not affect the reinsured policies in force except as specifically provided elsewhere in this Agreement. Furthermore, unless agreed between the parties, an increase in the Ceding Company's retention schedule will not effect an increase in the total risk amount that it may automatically cede to the Reinsurer.

RECAPTURE

12.1 Not more than once in any consecutive twenty-four month period, the Ceding Company may apply its increased maximum retention limits to reduce the amount of in force Reinsured Policies provided:

The Ceding Company gives the Reinsurer irrevocable written notice of its intention to recapture within 90 days of the effective date of the maximum retention limit increase; and Such recaptures are made on the next anniversary of each Reinsured Policy affected unless mutually agreed otherwise by the Ceding Company and the Reinsurer and with no recapture being made until the Reinsured Policy has been in force for the period stated in Exhibit E.4. For a conversion or re-entry, the recapture terms of the original policy will apply and the duration for the recapture period will be measured from the effective date of the original policy; and

The Ceding Company has maintained from the time the policy was issued, its full retention as set out in Exhibit A for the plan and the insured's classification; and

The Ceding Company has applied its increased Retention Limits in a consistent manner to all categories of its Retention Limits set out in Exhibit A unless otherwise agreed to by the Reinsurer; and

Other than as respects bona fide catastrophe or financial reinsurance arrangements, the Ceding Company will retain all risks so recaptured and is prohibited from ceding in any form any of the recaptured business without the Reinsurer's prior written consent.

In applying its increased Retention Limits to Reinsured Policies, the age and mortality rating at the time of issue will be used to determine the amount of the Ceding Company's increased maximum retention. The amount of reinsurance eligible for recapture is based on the reinsurance net amount at risk as of the date of recapture. If there is reinsurance with other companies on risks eligible for recapture, the necessary reduction is to be applied pro rata to the total outstanding reinsurance.

Recapture as provided herein is optional with the Ceding Company, but if any Reinsured Policy is recaptured, all Reinsured Policies eligible for recapture under the provisions of this Article must be























































                                       13

administration. Such access will be provided during regular business hours at the office of the inspected party.

13.5 FORMS, MANUALS & ISSUE RULES

The Ceding Company affirms that its retention schedule, underwriting guidelines, issue rules, premium rates and policy forms applicable to the Reinsured Policies and in use as of the effective date, have been supplied to the Reinsurer.

The Ceding Company will promptly notify the Reinsurer of any proposed material changes in its underwriting guidelines. This Agreement will not extend to policies issued pursuant to such changes unless the Reinsurer has consented in writing to accept policies subject to such changes.

It is the Ceding Company's responsibility to ensure that its practice and applicable forms are in compliance with current Medical Information Bureau (MIB) guidelines.

13.6 GOOD FAITH

All matters with respect to this Agreement require the utmost good faith of both parties.

Each party represents and warrants to the other party that it is solvent on a statutory basis in all states in which it does business or is licensed.

The Reinsurer has entered into this Agreement in reliance upon the Company's representations and warranties. The Company affirms that it has and will continue to disclose all matters material to this Agreement. Examples of such matters are a change in underwriting or issue practices or philosophy, a change in underwriting or claims management personnel, or changes in the Ceding Company's ownership or control.

The Company affirms that the underwriting, administration and claims practices it employs are consistent with the customary and usual practices of the insurance industry as a whole. Should the Company engage in exceptional or uncustomary practices, it will inform the Reinsurer of such action and obtain its written consent before assigning any liability to the Reinsurer with respect to any policies covered under this Agreement.

DAC TAX

14.1 The parties to this Agreement agree to the following provisions pursuant to
Section 1 .848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

a. The term `party' refers to either the Ceding Company or the Reinsurer, as appropriate.

b. The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

c. The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)( 1).

d. Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

e. The Ceding Company will submit a schedule to the Reinsurer by June 30 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. The Reinsurer may contest such calculation by providing an alternative calculation to the Ceding Company in writing within 15 days of the Reinsurer's receipt of the Ceding Company's calculation. If the Reinsurer does not so notify the Ceding Company within the required timeframe, the Reinsurer will report the net consideration as























































                                       15

expense will be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the Ceding Company.

The Reinsurer will be liable only for the amounts reinsured and will not be or become liable for any amounts or reserves to be held by the Ceding Company on policies reinsured under this Agreement.

16.3 INSOLVENCY OF THE REINSURER

In the event of the insolvency of the Reinsurer, the Ceding Company may cancel this Agreement for new business by promptly providing the Reinsurer, its receiver, rehabilitator, conservator, liquidator or statutory successor with written notice of the cancellation effective the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any requirement for a notification period prior to the cancellation of the Agreement would not apply under such circumstances.

In addition, the Ceding Company may provide the Reinsurer, its receiver, rehabilitator, conservator, liquidator or statutory successor with written notice of its intent to recapture all reinsurance in force under this Agreement regardless of the duration the reinsurance has been in force or the amount retained by the Ceding Company on the policies reinsured hereunder. The effective date of a recapture due to insolvency would be at the election of the Ceding Company and would not be earlier than the date on which the Reinsurer's insolvency is established by the authority responsible for such determination. Any Recapture Fee applicable will be mutually agreed upon by the Ceding Company and the Reinsurer, its rehabilitator, conservator, liquidator or statutory successor.

ERRORS AND OMISSIONS

17.1 If through unintentional error, oversight, omission, or misunderstanding (collectively referred to as "errors"), the Reinsurer or the Ceding Company fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each thereupon will be restored to the position it would have occupied if the error had not occurred, including interest. If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to promptly resolve the situation in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement. However, the Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement, nor will the Reinsurer be responsible for negligent or deliberate acts or for repetitive errors m administration by the Ceding Company. If either party discovers that the Ceding Company has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, the Reinsurer may require the Ceding Company to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

DISPUTE RESOLUTION

18.1 In the event of a dispute arising out of or relating to this agreement, the parties agree to the following process of dispute resolution. Within 15 days after the Reinsurer or the Ceding Company has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

If the officers cannot resolve the dispute within 30 days of their first meeting, the dispute will be submitted to formal arbitration, unless the parties agree in writing to extend the negotiation period for an 30 days.





















































                                       17

Agreement is made under one or more exceptions to the Privacy Act's opt-out or opt-in requirements. Reinsurer agrees not to disclose the nonpublic personal information received from Insurer to any other person or to use the nonpublic personal information received pursuant to this Agreement except: (1) as necessary in the ordinary course of business in order to carry out Reinsurer's obligations under this Agreement; or (2) as allowed under a recognized exception or permitted redisclosure under the Privacy Act. This provision shall survive the termination of this Agreement.

20.2 The Ceding Company and the Reinsurer agree that Proprietary Information will be treated as confidential. Proprietary Information includes, but is not limited to, business plans and trade secrets, mortality and lapse studies, underwriting manuals and guidelines, applications and contract forms, and the specific terms and conditions of this Agreement.

Proprietary Information will not include information that:

a. is or becomes available to the general public through no fault of the party receiving the Proprietary Information (the "Recipient");

b. is independently developed by the Recipient;

c. is acquired by the Recipient from a third party not covered by a confidentiality agreement; or

d. is disclosed under a court order, law or regulation.

The parties will not disclose such information to any other parties unless agreed to in writing, except as necessary for retrocession purposes, as requested by external auditors, as required by court order, or as required or allowed by law or regulation.

The Ceding Company acknowledges that the Reinsurer can aggregate data with other companies reinsured with the Reinsurer as long as the data cannot be identified as belonging to the Ceding Company.

DURATION OF AGREEMENT

21.1 This Agreement is indefinite as to its duration. The Ceding Company or the Reinsurer may terminate this Agreement with respect to the reinsurance of new business by giving 90 days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

During the notification period, the Ceding Company will continue to cede and the Reinsurer will continue to accept policies covered under the terms of this Agreement. Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the policies or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.











                                       19

EXHIBIT A

Retention Limits of the Ceding Company

A.1

(a) Life Insurance -- Maximum Limits of Retention

                        Issue Age Standard-- Table [ 16]

    All                                     700,000

(b) First Dollar Quota Share -- Ceding Company's Quota Share Percentage

The Ceding Company will retain 14.5% of each policy up to the above maximum dollar retention limits.

A.2 WAIVER OF PREMIUM DISABILITY BENEFITS

Same as Life Insurance

A.3 ACCIDENTAL DEATH BENEFITS

$250,000







































                                       21

                                                                 Commencement

Plan Identification               Policy Form                              Date

Waiver of Premium Disability Benefits       ULDW91                  June 1, 2003

Waiver of Premium Disability Benefits       WQVULDW                 June 1, 2003

Waiver of Premium Disability Benefits       SVULDW                  June 1, 2003

Accidental Death Benefit                   ULADB83                  June 1, 2003

B.2 BASIS

The Reinsurer's share will be 26.315790% of the total ceded amount on each policy on a first dollar quota share basis. This amount will not exceed the Reinsurer's share of the maximum Automatic Binding Limits specified in Exhibit B.3.

B.3 AUTOMATIC BINDING LIMITS

(a) Life

Issue Ages        (Pool) Maximum

                        Standard Table 16

     All                  $10,000,000

The (pool) maximum autobind amounts above exclude the Ceding Company's retention

(b) Waiver of Premium Disability Benefits: Same as for life insurance

(c) Accidental Death Benefits: $250,000

B.4 JUMBO LIMITS

The Ceding Company will not cede any risk automatically if, according to information available to the Ceding Company, the total amount in force and applied for on the life with all insurance companies, including any amount to be replaced, exceeds the applicable amounts shown below.

(a) Life: $25,000,000

(b) Waiver of Premium Disability Benefits: Same as for life insurance

(c) Accidental Death Benefits: $250,000

B.5 CONDITIONAL RECEIPT OR TEMPORARY INSURANCE AGREEMENT

The amount of coverage provided by the Reinsurer under a Conditional Receipt (or Interim Receipt) will not exceed the lesser of:

1. The Reinsurer's share of $500,000; or

2. The Automatic Acceptance Limits; or

3. The Reinsurer's share of the difference between the amount of insurance provided by the Conditional Receipt (or Interim Receipt) and the Ceding Company's maximum retention assuming the life had been underwritten as standard. The Ceding Company's retention will include any amounts retained under any in force policies on the life.

                                       23

EXHIBIT C

Forms, Manuals and Issue Rules



Materials have been supplied to Reinsurer.

























































                                       25

EXHIBIT E

Reinsurance Premiums

E.1 LIFE

Plans covered under this Agreement will be reinsured on a YRT basis. Reinsurance premiums will be based on the 75-80 Select & Ultimate (Male & Female) ALB rate scale shown in this Exhibit E, minus the following discounts.

Plan(s)/Rider(s) Classification Discount %

Life Coverage                 Preferred Tobacco - Non User         72% All Years

                                    Standard Tobacco - Non User    52% All Years

                                    Standard Tobacco - User         2% All Years

E.2 AGE BASIS

Age      Last Birthday

E.3 POLICY FEES

The Reinsurer will not participate in any policy fees.

E.4 RECAPTURE PERIOD

Number of years: 10

                              E.5 STANDARD RATINGS

Premiums will be based on the standard rate increased by an extra 25% per table of assessed rating. Discounts are the same as those for standard life coverage.

E.6 EXTRAS

The total premium remitted to the Reinsurer will include the flat extra premium minus the discounts shown below.

Type of Flat Extra Premium            First Year              Renewal

Temporary (1-5 years)                 10%                        10%

Permanent (6 years & greater)       75%                          10%

E.7 RIDERS AND BENEFITS

Waiver of Premium

Reinsurance premiums will be 0% of the Ceding Company's premiums, as shown in this Exhibit, in the first policy year and 90% in renewal years.

Accidental Death Benefit

Reinsurance premiums will be $0.25 per thousand in the first policy year and $0.90 per thousand in renewal years.

PREMIUM RATES FOR PLANS, BENEFITS AND RIDERS

                                       27

EXHIBIT G

Self-Administered Reporting

G.1

The Ceding Company will self-administer all reinsurance reporting. The Ceding Company will send the Reinsurer the reports listed below at the frequency specified.

Transaction Reports: Monthly

1. New Business

2. First Year -- Other than New Business

3. Renewal Year 4. Changes and Terminations

5. Accounting Information

Periodic Reports Annually

6. Statutory Reserve Information

7. Policy Exhibit Information

8. Inforce

A brief description of the data requirements follows below.

Transaction Reports

The Ceding Company agrees to report policy data using the TAI system.

1. New Business

This report will include new issues only, the first time the policy is reported to the Reinsurer. Automatic and Facultative business will be identified separately.

2. First Year -- Other than New Business

This report will include policies previously reported on the new business detail and still in their first duration, or policies involved in first year premium adjustments.

3. Renewal Year

All policies with renewal dates within the Accounting Period will be listed.

4. Changes and Terminations

Policies affected by a change during the current reporting period will be included in this report. Type of change or termination activity must be clearly identified for each policy.

The Ceding Company will identify the following transactions either by separate listing or unique transaction codes:

Terminations, Reinstatements, Changes, Conversions, and Replacements. For Conversions and Replacements, the Ceding Company will report the original policy date, as well as the current policy date.

5. Accounting Information

Premiums and allowances will be summarized for Life coverages, Benefits, and Riders by the following categories: Automatic and Facultative, First Year and Renewals.

Periodic Reports

6. Statutory Reserve Information

Statutory reserves will be summarized for Life coverages, Benefits and Riders. The Ceding Company will specify the reserve basis used.

7. Policy Exhibit Information

This is a summary of transactions during the current period and on a year-to-date basis, reporting the number of policies and reinsured amount.

8. Inforce

This is a detailed report of each policy in force.











































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EXHIBIT I

Contestable Claims Procedures

The following claim paying procedures shall be applied to contestable claims of policies issued by the Ceding Company:

CLAIMS UP TO $200,000: These claims shall be adjudicated and paid by the Ceding Company without consultation with any Reinsurers sharing in the ceded risk (Pool Reinsurers). Pool Reinsurers will receive an initial claim notification. Requests for payment will include a death certificate and proof of payment only.

CLAIMS FROM $200,001 TO $999,999: All Pool Reinsurers shall receive an initial claim notification, which will identify the Lead Reinsurer on the claim. If the claim is contestable, the Ceding Company shall send underwriting and investigation data to the assigned Lead Reinsurer. The Ceding Company shall only consult with the Lead Reinsurer before making a decision. If the Lead Reinsurer and the Ceding Company agree that the claim is payable, then the claims will be paid. The Ceding Company will then submit their claim to the remaining Pool Reinsurers along with the death certificate, the proof of payment, and a copy of the communication between the Lead Reinsurer and the Ceding Company that the claim is payable.

CLAIMS OF $1,000,000 AND OVER: All Pool Reinsurers shall be involved in the review of the claim and will receive copies of all documents. Each Reinsurer shall be consulted prior to payment of the claim.

CLAIM DENIALS OR REDUCED BENEFITS DUE TO SUICIDE: In either of these situations, each member of the Pool will be advised of the planned action. Each Pool Member will make the decision of either going with the prevailing claims decision, or will ask for copies of the claim file for their own review.

Lead Claim Reinsurers may need to confer with the other Pool Reinsurers on unusually complex claim situations.



LEAD CLAIM REINSURERS

Lead Reinsurer                                                Lead Claim

                                                                    Alpha Split

General & Cologne Re                                          A-F

Swiss Re                                                               G-M

Munich                                                                  N-T

Gerling                                                                  U-Z









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